FIRM and AFFILIATE OFFICES
NEW YORK
LONDON
SINGAPORE
JAMES A. MERCER III	LOS ANGELES
DIRECT DIAL: 619.744.2209	CHICAGO
E-MAIL: jamercer@duanemorris.com	HOUSTON
www.duanemorris.com	HANOI
PHILADELPHIA

June 17, 2008	SAN DIEGO

SAN FRANCISCO
VIA EDGAR	BALTIMORE
BOSTON
Mr. Mark P. Shuman, Branch Chief - Legal	WASHINGTON, DC
Ms. Katherine Wray, Staff Attorney	LAS VEGAS
Securities and Exchange Commission	ATLANTA
Division of Corporation Finance	MIAMI
Mail Stop 4561	PITTSBURGH
Washington, D.C. 20549	NEWARK
BOCA RATON
WILMINGTON
PRINCETON
LAKE TAHOE
HO CHI MINH CITY

Re:	Etelos, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-150746

Dear Mr. Shuman and Ms. Wray:

As requested by Ms. Wray in our telephone conversation on June 13, 2008, Etelos, Inc. (the “Company”), has filed Pre-Effective Amendment No. 2 to the above-referenced registration statement.  Such filing incorporates the Company’s responses contained in our letter to you dated June 6, 2008, which was filed in response to the comments of the staff of the Securities and Exchange Commission set forth in its comment letter dated June 3, 2008.

Should you have any questions, please call me at (619) 744-2209.

Sincerely,

/s/ James A. Mercer III

James A. Mercer III, Esq.

cc:                                 Jeffrey L. Garon